DARKPULSE, INC.

1345 Avenue of the Americas

2nd Floor

New York, NY 10105

August 16, 2021

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Katherine Wray

Re:	DarkPulse, Inc.
Registration Statement on Form S-3
Filed July 12, 2021
File No. 333-257826

Dear Ms. Wray:

In accordance with Rule 461 of the Securities Act of 1933, as amended, DarkPulse, Inc. (the “Company”) hereby respectfully requests that the effective date of the above-captioned Registration Statement (the “Filing”) be accelerated so that it will be declared effective at 4:30 p.m. Eastern Time on Wednesday, August 18, 2021, or as soon thereafter as possible.

* * * *

Very Truly Yours,

DarkPulse, Inc.

/s/ Dennis M. O’Leary

Dennis M. O’Leary

Chief Executive Officer, President, and

Chief Financial Officer